Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 17, 2024

VIA EDGAR

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Transamerica Structured Index AdvantageSM Annuity: Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-269398)

Mr. Cowan:

This letter responds to comments that you provided on April 12, 2024, with respect to the above-referenced filing for the Transamerica Structured Index AdvantageSM Annuity. Upon filing the next post-effective amendment, we intend to request acceleration of effectiveness for no later than May 1, 2024, as necessary to comply with Section 10(a)(3) of the Securities Act.

For your convenience, I have restated those comments below, and followed each comment with our response. We have separately provided a draft revised prospectus (courtesy copy) reflecting our responses to the Commission staff’s comments.

Comment 1: With respect to the newly-revised disclosure regarding the downside protection, please further revise to more clearly match what was supplementally represented in the previous response letter (i.e., The Company represents that it will not offer any Index Account Options that provide no downside protection).

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 2: On the matter of upside limits, we are now asking all registrants to prominently state the lowest limit on index gains that may be established under the contract for each type of limit offered (e.g., cap, participation rate, etc.) to ensure that the prospectus describes all material terms of the offering.

Response: Disclosure has been revised. Please see attached courtesy copy. While the company has revised the disclosure as requested, for the record, the company strongly disagrees with the staff’s position on this matter. The company reserves the right to revisit this issue with the staff in the future.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Assistant General Counsel